

April 17, 2013

Via E-mail
Thomas Beaudoin
Chief Financial Officer
Nuance Communications, Inc.
1 Wayside Road
Burlington, MA 01803

> **Re: Nuance Communications, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2012**
> **Filed November 29, 2012**
> **File No. 000-27038**

Dear Mr. Beaudoin:

We have reviewed your letter dated March 29, 2013 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 11, 2013.

Form 10-K for the Fiscal Year Ended September 30, 2012

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 20. Income Taxes, page 93

1.   We note from your response to prior comment 1 that you did not recalculate what your cumulative results would have been under your new IP Strategy in 2010 and 2011, and your primary basis for the reversal of our valuation allowance was your future projected U.S. income. Please clarify how you have sufficient history of profitability under the new IP strategy to determine what your future taxable income will be. While we note

from your response to comment 3 in your letter dated February 28, 2013 that your pre-tax income adjusted for permanent differences will be significantly higher than the $1 million in pre-tax loss that you recognized in 2012, after adjusting for certain factors, please tell us why one year of adjusted results is sufficient evidence to reverse your valuation allowance, in light of your unknown cumulative results through 2012. Further, we note that your profitability assumptions appear to include increases due to organic growth and growth from acquisitions rather than actual results, as well as an exclusion of acquisition costs. We note that your acquisition costs for 2011 and 2010 were $22 million and $31 million, respectively. Please tell us how you considered your historical level of acquisition costs in your future forecasts.

2.   We note your response to prior comment 2. However, your proposed disclosure does not explain why you have a significant increase in your foreign tax rate differential between periods. In future filings, please also disclose the details of the new IP Strategy that you implemented in fiscal 2012, as you have described in the second paragraph of your response to comment 4 in your letter dated January 24, 2012, and the reason for the significant increase in foreign tax rate differential between periods. Further, please explain to us the difference between your foreign tax rate differential for the year ended September 30, 2012 as compared to your foreign tax rate adjustment for the quarter ended December 31, 2012. In this regard, we note your disclosure on page 29 of your Form 10-Q for the quarter ended December 31, 2012 that the effective income tax rate was 27.9% for the three months ended December 31, 2012, which was lower than the U.S. federal statutory rate of 35% primarily due to earnings in foreign operations that are subject to a significantly lower tax rate than the U.S. statutory tax rate. As such, it appears that the foreign tax rate differential is significantly less than the foreign tax rate differential you recognized for the year ended September 30, 2012.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief

cc: Via E-mail
       Todd DuChene, Esq., Nuance Communications, Inc.